Exhibit 99.1

IR-117
CNinsure Announces Receipt of Non-Binding Going Private Proposal
GUANGZHOU, China, May 16, 2011 (GLOBE NEWSWIRE) — CNinsure Inc. (Nasdaq:CISG) (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, announced today that its Board of Directors has received a preliminary non-binding proposal letter dated May 14, 2011, from TPG Asia V MU, Inc. (“TPG Asia”), Kingsford Resources Limited, a company controlled by Mr. Yinan Hu, chairman of the Board of Directors and chief executive officer of the Company, and entities affiliated with him (collectively, the “Founder”), and CDH Inservice Limited (“CDH”, together with TPG Asia and the Founder, the “Consortium Members”), to acquire all of the outstanding ordinary shares of the Company, other than certain American Depositary Shares (“ADSs”) or ordinary shares held by the Founder and CDH, in a going private transaction for $19.00 per ADS, or $0.95 per ordinary share, in cash, subject to certain conditions. The Founder and CDH currently beneficially own, in the aggregate, approximately 34.3% of the Company’s outstanding ordinary shares.
According to the proposal letter, the acquisition is intended to be financed by equity capital from the Consortium Members, and would not be contingent on the Consortium Members obtaining any debt financing. A copy of the proposal letter is attached hereto as Exhibit A.
The Board of Directors, other than Mr. Yinan Hu, Mr. Qiuping Lai and Dr. Shangzhi Wu, is reviewing and evaluating the proposal and the Board of Directors cautions the Company’s shareholders and others considering trading in its securities that no decisions have been made with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.
About CNinsure Inc.
CNinsure is a leading independent insurance intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.
Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to whether any definitive offer will be made, whether any agreement will be executed or whether this or any other transaction will be approved or consummated, as well as CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its

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ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of May 16, 2011, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.
For more information, please contact:
Oasis Qiu
Investor Relations Manager
Tel: +86-20-61222777x850
Email: qiusr@cninsure.net
Source: CNinsure Inc.

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Exhibit A
May 14, 2011
The Board of Directors
CNinsure Inc.
22nd Floor, Yinhai Building
No. 299 Yanjing Zhong Road
Guangzhou, Guangdong 510110
People’s Republic of China
Dear Sirs:
TPG Asia V MU, Inc. (“TPG Asia”), Kingsford Resources Limited, a company incorporated under the laws of the British Virgin Islands, which is controlled by Mr. Yinan Hu, chairman of the board of directors (the “Board”) and chief executive officer of CNinsure Inc. (the “Company”), and entities affiliated with him (collectively, “Founder”) and CDH Inservice Limited (“CDH”) are pleased to submit this preliminary non-binding proposal to acquire the Company in a transaction (the “Acquisition”) in which each ordinary share of the Company would be cancelled in consideration for the right to receive $19.00 per American Depositary Share (“ADS”, each ADS representing 20 ordinary shares of the Company), or $0.95 per ordinary share (the “Acquisition Consideration”), other than certain ADSs or ordinary shares (“Excluded Shares”) held by Founder and CDH which would be cancelled in the Acquisition and would not receive the Acquisition Consideration. Our proposal provides a very attractive opportunity to the Company’s shareholders to realize superior value and represents a premium of 44.4% to the Company’s closing price on May 13, 2011 and a premium of 38.4% to the volume-weighted average closing price during the last 30 trading days. The material terms and conditions related to our proposal and the Acquisition are set forth below. We are confident that the Acquisition can be closed on the basis as outlined in this letter.
1. Consortium
TPG Asia, Founder and CDH (collectively, the “Consortium Members”) have entered into a consortium agreement pursuant to which we will form an acquisition company for the purpose of implementing the Acquisition, and have agreed to work with each other exclusively in pursuing the Acquisition. Please also note that Founder and CDH are currently only interested in pursuing the Acquisition and have no interest in selling their shares in any other transaction involving the Company.
2. Acquisition Consideration
The consideration payable in the Acquisition will be $19.00 per ADS (other than Excluded Shares), or $0.95 per ordinary share (other than Excluded Shares), in cash. As of the date hereof, Founder and CDH, individually, beneficially own ordinary shares of the Company representing, in the aggregate, approximately 34.3% of the Company’s outstanding ordinary shares.

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3. Funding
The Acquisition will be funded by equity capital from the Consortium Members. The consortium agreement sets forth the current terms under which the equity funding will occur. We expect definitive commitments for the required equity funding, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed. The Acquisition would not be contingent upon our obtaining any debt financing.
4. Due Diligence
We will require a timely opportunity to conduct customary due diligence on the Company.
5. Definitive Agreements
We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions. These documents will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.
6. Process
We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Board will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of Founder and CDH in the Acquisition, we would expect that the independent members of the Board will proceed to consider our proposal and the Acquisition.
7. About TPG
TPG is a leading private investment firm with approximately $48 billion of assets under management and offices in San Francisco, Beijing, Fort Worth, Hong Kong, London, Luxembourg, Melbourne, Moscow, Mumbai, New York, Paris, Shanghai, Singapore and Tokyo. TPG has extensive experience with global public and private investments executed through leveraged buyouts, growth investments, joint ventures, spinouts and restructurings. TPG has a history of over 15 years investing in the People’s Republic of China, and has one of the largest investment portfolios in the People’s Republic of China today, with a successful track record of investments such as Lenovo, Daphne, WuMart, China Grand Auto, NT Pharma and ShangPharma, and particularly in the financial services sector including Shenzhen Development Bank, UniTrust Finance and China International Capital Corporation.

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8. About CDH
CDH China Growth Capital Fund II, L.P. (“CDH Fund II”) owns 100% of the total outstanding shares of CDH Inservice Limited. CDH China Growth Capital Holdings Company Limited is the general partner of CDH Fund II. CDH China Management Company Limited and its affiliates are international alternative fund managers focusing on investments in private equity, venture capital, real estate and public equity markets. CDH and its affiliates have been managing funds since 2002, have over $6.1 billion assets under management and have more than 100 institutional investors, including sovereign wealth funds, pension funds, endowments, family offices, and fund of funds.
9. No Binding Commitment
This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.
10. Public Disclosure
In light of United States securities laws requirements, Founder and CDH will be making filings with the Securities and Exchange Commission on Schedule 13D in which this letter will be publicly disclosed.
In closing, we would like to personally express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.
*     *     *     *
By:       Sing Wang
For and on behalf of
TPG Asia V MU, Inc.
By:       Yinan Hu
By:       Kiang Hua Lew
For and on behalf of
CDH Inservice Limited

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